SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                              The WMF Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    929289106
                             -----------------------
                                 (CUSIP Number)



                                    COPY TO:
Tami E. Nason, Esq.                                   Christopher A. Klem, Esq.
Charlesbank Capital Partners, LLC                     Ropes & Gray
600 Atlantic Avenue                                   One International Place
Boston, MA  02210                                     Boston, MA  02110
(617) 619-5400                                        (617) 951-7000
--------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 1999
                  --------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].






                                Page 1 of 5 Pages

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP No. 929289106                                           Page 2 of 5 Pages
--------------------------                                   -------------------


--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Demeter Holdings Corporation
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]

                                                                    (b) [ ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*
             OO
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Massachusetts
--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER
NUMBER OF                 4,640,864 shares (see Item 5)
SHARES          ----------------------------------------------------------------
BENEFICIALLY     8.     SHARED VOTING POWER
OWNED BY                  ----
EACH            ----------------------------------------------------------------
REPORTING        9.     SOLE DISPOSITIVE POWER
PERSON                    4,640,864 shares (see Item 5)
WITH            ----------------------------------------------------------------
                 10.    SHARED DISPOSITIVE POWER
                          ----
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         4,640,864 shares
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES      [ ]
           CERTAIN SHARES*
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         51.9%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
                         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 929289106                                           Page 3 of 5 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Phemus Corporation
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [x]

                                                                    (b) [ ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*
             OO
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Massachusetts
--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER
NUMBER OF                253,816 shares (see Item 5)
SHARES          ----------------------------------------------------------------
BENEFICIALLY     8.     SHARED VOTING POWER
OWNED BY                 ----
EACH            ----------------------------------------------------------------
REPORTING        9.     SOLE DISPOSITIVE POWER
PERSON                    253,816 shares (see Item 5)
WITH            ----------------------------------------------------------------
                 10.    SHARED DISPOSITIVE POWER
                          ----
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 253,816 shares
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        [ ]
           CERTAIN SHARES*
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 2.8%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
                 CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                               The WMF Group, Ltd.
                               -------------------

                                 Amendment No. 3
                                 ---------------


        This Amendment No. 3 hereby amends the initial Schedule 13D filed on July 10, 1998, Amendment No. 1 to the initial Schedule 13D filed on September 25, 1998 and Amendment No. 2 to the initial Schedule 13D filed on January 11, 1999.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

        Item 3 is amended by adding the following thereto:

        On January 13, 1999, Demeter and Phemus received notice of early termination of the waiting period under the HSR Act, in connection with the HSR Act notification which the parties filed with the Federal Trade Commission and the Department of Justice on December 31, 1998. In accordance with the terms of the Issuer's Class A Preferred, upon receipt of such notice of early termination, the outstanding shares of Class A Preferred were converted on a one-for-one basis into shares of the Issuer's common stock. Consequently, Demeter and Phemus acquired 2,757,633 shares and 151,145 shares, respectively, of the Issuer's common stock on January 13, 1999, upon the conversion, on a one-for-one basis, of the 2,757,633 shares and 151,145 shares of Class A Preferred held by Demeter and Phemus, respectively.

        All shares issued to Demeter and Phemus pursuant to the foregoing will have registration rights pursuant to the Registration Rights Agreement, dated as of June 12, 1998 and amended as of October 16, 1998, among the Issuer, HPCH, Capricorn, Demeter and Phemus.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        Item 5, paragraphs (a), (b) and (c) are amended in their entirety to read as follows:

        (a) Demeter is the beneficial owner of 4,640,864 shares of common stock (approximately 51.9% of the shares of common stock based on the most recent filing of the Issuer with the SEC plus the 3,635,972 shares of common stock which are outstanding following the conversion of the Class A Preferred and including shares of common stock of the Issuer of which Demeter has the right to acquire beneficial ownership within 60 days). The shares of common stock reported herein as beneficially owned by Demeter include 10,000 shares of common stock that Demeter may acquire at any time upon exercise of an option to purchase such shares at a price of $9.15 per share. Phemus is the beneficial owner of 253,816 shares of common stock (approximately 2.8% of the shares of common stock based on the most recent filing of the Issuer with the SEC plus the 3,635,972 shares of common stock which are outstanding following the conversion of the Class A Preferred and including shares of common stock of the Issuer of which Phemus has the right to acquire beneficial ownership within 60 days).

        (b) Each of Demeter and Phemus has sole power to vote and sole power to dispose of such shares to which this Statement relates, except as provided in the Existing Assets Management Agreement as previously described in Item 6.

        (c) See response to Item 3 above.



                                Page 4 of 5 Pages

                                    Signature
                                    ---------


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 1999

DEMETER HOLDINGS CORPORATION



By: /s/ Tami E. Nason
    -----------------------------------
    Name:  Tami E. Nason
    Title: Authorized Signatory


PHEMUS CORPORATION



By: /s/ Tami E. Nason
    ------------------------------------
    Name:  Tami E. Nason
    Title: Authorized Signatory





                                Page 5 of 5 Pages